UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                                SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                           Concepts Direct, Inc.
                             (Name of Issuer)

                     Common Stock, $0.10 Par Value
                    (Title of Class of Securities)

                               206013 10 4
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendments containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 to Schedule 13-G, amends the Schedule 13G previously filed by Phillip A. Wiland and Linda S. Wiland reporting beneficial ownership of more than five percent of the Common Stock of Concepts Direct, Inc. and Amendments 1, 2 and 3 to such Schedule 13G. The original Schedule 13G is filed herewith as Appendix A, pursuant to 13d-2(c) under the Securities Exchange Act of 1934, as amended.


CUSIP No. 206013 10 4            13G          Page 2 of    Pages

1.   NAME OF REPORTING PERSON
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON

               Phillip A. Wiland
               ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [  ]
                                                        (b) [  ]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Colorado, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER



     6.   SHARED VOTING POWER

               1,303,500

     7.   SOLE DISPOSITIVE POWER

               0

     8.   SHARED DISPOSITIVE POWER

               1,303,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,303,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               26.3%

12.  TYPE OF REPORTING PERSON*

               IN

                     *SEE INSTRUCTION BEFORE FILING OUT!


CUSIP No. 206013 10 4            13G          Page 3 of    Pages

1.   NAME OF REPORTING PERSON
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON

               Linda A. Wiland
               ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [  ]
                                                        (b) [  ]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Colorado, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER



     6.   SHARED VOTING POWER

               1,303,500

     7.   SOLE DISPOSITIVE POWER

               0

     8.   SHARED DISPOSITIVE POWER

               1,303,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,303,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               26.3%

12.  TYPE OF REPORTING PERSON*

               IN

                     *SEE INSTRUCTION BEFORE FILING OUT!


ITEM 1.

     (a) Name of Issuer

          Concepts Direct, Inc.

     (b) Address of Issuer's Principal Executive Offices

          1351 South Sunset Street
          Longmont, CO 80501

ITEM 2.

     (a) Name of Person Filing

          Phillip A. Wiland and Linda S. Wiland

     (b) Address of Principal Business Office or, in none, Residence

          8000 North 41st Street
          Longmont, CO 80503

     (c) Citizenship

          United States of America

     (d) Title of Class of Securities

          Common Stock, $0.10 par value ("Shares")

     (e) CUSIP Number

          206013 10 4

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

     (a) [  ] Broker or Dealer registered under Section 15 of the Act
     (b) [  ] Bank as defined in section 3(a)(19) of the Act
     (c) [  ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [  ] Investment Company registered under section 8 of the Investment
                   Company Act
     (e) [  ] Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940
     (f) [  ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see section
                   240.13d-1(b)(ii)(F)
     (g) [  ] Parent Holding Company, in accordance with section
                   240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [  ] Group, in accordance with section 240.13d-1(b)(ii)(H)

          Not Applicable

ITEM 4.  OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned

          1,303,500

     (b) Percent of Class

          26.3%

     (c) Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                0

          (ii)  shared power to vote or to direct the vote

                1,303,500**

          (iii) sole power to dispose or to direct the disposition of

                0

          (iv)  shared power to dispose or to direct disposition of

                1,303,500**

       ** Includes 12,900 shares held by Mr. Wiland as custodian for his minor children under the Uniform Gift to Minors Act and for which Mr. Wiland has sole voting and investment power and 4,600 shares owned by Mr. Wiland's daughter and for which Mr. Wiland shares voting and investment power.

          Does not include 41,200 shares held by Bank One as Trustee of an irrevocable trust for minor children of Phillip A. Wiland and Linda S. Wiland pursuant to a trust agreement dated as of September 30, 1986.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10. CERTIFICATION

     Not Applicable




                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1997

By:    /s/ Phillip A. Wiland
       -----------------------
       Phillip A. Wiland

By:    /s/ Linda S. Wiland
       -----------------------
       Linda S. Wiland